UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 18 November 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings
Requirements, the following information is disclosed:
A. DEALINGS IN SECURITIES BY DIRECTORS: SHARE VESTINGS AND
ON MARKET SALES
In terms of provisions of the Harmony Share Plan, performance shares vest after 3 years.
1.    Name of director:
HE Mashego (Executive
Director)
Nature of transaction:
Off market vesting and on
market sale of performance
shares (ordinary shares)
Date:
15 November 2016
Class of securities: Ordinary shares
Number of performance shares
vested and sold on market:

61 306
Vesting and market price per
share:
R37.29
Total value of shares vested
and proceeds for on market
sale:

R2 286 100.74 (pre-tax)
Nature and extent of
directors interest:

Direct beneficial
2.    Name of company secretary:
R Bisschoff (Company
Secretary)
Nature of transaction:
Off market vesting and on
market sale of performance
shares (ordinary shares)
Date:
15 November 2016

Class of securities:
Ordinary shares
Number of performance shares
vested and sold on market:

16 708
Vesting and market price per
share:
R37.29
Total value of shares vested
and proceeds for on market
sale:
R623 041.32 (pre-tax)
Nature and extent of
directors interest:

Direct beneficial
Prior clearance was obtained in respect of the above dealings by the directors.
For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)
Johannesburg, South Africa
18 November 2016
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 18, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director